CF Fund II, LLC

November 30, 2015

Audited Financial Statement

CF Fund II, LLC

Table of Contents

November 30, 2015

Page

Independent Auditors’ Report	1 - 2

Balance Sheet	3

Notes to Financial Statement	4 - 7

Independent Auditors’ Report

To the Member

CF Fund II, LLC

Allentown, Pennsylvania

Report on the Financial Statement

We have audited the accompanying balance sheet of CF Fund II, LLC, a Pennsylvania limited liability company, as of November 30, 2015, the end of the initial accounting period, and the related notes.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to CF Fund II, LLC’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CF Fund II, LLC’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Member

CF Fund II, LLC

Allentown, Pennsylvania

Opinion

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of CF Fund II, LLC as of November 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

Matter of Emphasis

The accompanying financial statement has been prepared assuming that CF Fund II, LLC will continue as a going concern. As discussed in Note 2 to the financial statement, CF Fund II, LLC’s ability to commence operations will depend on its ability to obtain investor financing and secure loan investments, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 2. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty.

Pleasant Hill, California	Spiegel Accountancy Corp.
December 23, 2015	Certified Public Accountants

CF Fund II, LLC

Balance Sheet

November 30, 2015

ASSETS

Cash	$1,000

Total Assets	$1,000

MEMBER’S EQUITY

Member’s Equity	$1,000

Total Member’s Equity	$1,000

See Notes to Financial Statement

CF Fund II, LLC

Notes to Financial Statement

November 30, 2015

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACOUNTING POLICIES

Organization

CF Fund II, LLC (the “Company”), a Pennsylvania limited liability company and wholly-owned subsidiary of Conquest Funding, Inc. (“CFI”), was formed on August 20, 2015. The Company was formed primarily to fund loans with interest rates ranging from 9% to 15%, that are underwritten by CFI. The loans will be secured by real property. As opportunities arise, the Company will also purchase real property to develop, repair, remodel, rent and/or sell. Operations will be conducted throughout the United States, but primarily in Pennsylvania, Maryland and New Jersey. The Company has not commenced principal operations nor generated revenue as of November 30, 2015. The Company’s activities since inception have consisted primarily of formation activities and preparations to raise debt capital through the issuance of promissory notes (“Notes”) that will vary in duration from 6 to 36 months and will be repaid at interest rates ranging from 5% to 10% with a balloon payment at maturity. Notes issued through the Company will not be charged a commission, but Notes issued through independent brokers/dealers will be charged a commission of up to 8%. The Company is dependent upon capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations.

General Company Provisions

The Company is managed by CFI, the Company’s sole and managing member. The rights, duties and powers of the managing member are governed by the Company operating agreement.

The managing member, acting alone, has the power and authority to act for and bind the Company.

Term and Offering of the Company

The Company will continue in perpetuity unless the managing member chooses to dissolve it.

CF Fund II, LLC

Notes to Financial Statement

November 30, 2015

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACOUNTING POLICIES (CONTINUED)

Management’s Plan to Achieve Profitability

As of November 30, 2015, the Company did not generate any revenue nor incur any operating expenses. Management is in the process of seeking debt funding and commencing operations.

Basis of Presentation and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data.

Fair value measurements are further discussed in Note 4.

CF Fund II, LLC

Notes to Financial Statement

November 30, 2015

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACOUNTING POLICIES (CONTINUED)

Management Fees

The Company will charge borrowers a loan origination fee up to 10% of the original loan amount depending on market conditions; loan extension and modification fees will be charged at rates of 1% to 3%; and loan processing fees will be charged at prevailing rates. The Company will also charge late payment fees; default interest; prepayment penalties; and other fees.

Income Taxes

The Company, with the consent of its member, has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate shares of the Company’s taxable income. As a partnership, the Company is also not subject to Pennsylvania corporate income tax. Therefore, no provision or liability for federal or Pennsylvania income taxes has been included in these financial statements.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of November 30, 2015, no income tax returns have been filed with federal, state and local governmental authorities.

NOTE 2 -	COMPANY’S ABILITY TO CONTINUE AS A GOING CONCERN

The Company is currently in the process of securing investor financing and commencing operations. However, there can be no assurance that the Company will successfully be able to generate debt financing or find appropriate existing loan investments. Failure to secure debt financing or secure existing loan investments could adversely affect the Company’s ability to achieve it business objective and continue as a going concern.

NOTE 3 -	CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances may exceed insured amounts.

CF Fund II, LLC

Notes to Financial Statement

November 30, 2015

NOTE 4 -	FAIR VALUE MEASUREMENTS

Due to its short term nature, the carrying value of cash approximates its fair value at November 30, 2015.

NOTE 5 -	COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At November 30, 2015, there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 6 -	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 23, 2015, the date the financial statement was available to be issued, and there were no events to report.

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